[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

August 24, 2011

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Ibolya Ignat

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File Number: 000-51130

Dear Ms. Ignat:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated August 19, 2011 to National Interstate Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with the Staff yesterday, the Company will respond to the Staff’s comment letter on or before September 15, 2011.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Matt Webb at (330) 659-8900. Thank you very much.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Melissa N. Rocha, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Thomas Aldrich, Thompson Hine LLP